Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.345.6060 dan.peterson@huschblackwell.com

July 30, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
Pre-effective Amendment No. 2
File Numbers 333-163888 and 814-00797

To the Commission:

On December 21, 2009, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”).  The Fund received comments on the Registration Statement from the Staff by letter dated February 19, 2010, and responded to those comments and updated other parts of the Registration Statement by filing pre-effective amendment No. 1 to the Registration Statement on June 14, 2010 (the “First Amendment”).  Subsequently, the Fund has received oral comments from the Commission staff, including accounting staff, on the First Amendment.  The Fund has filed pre-effective amendment No. 2 to the Registration Statement today (the “Second Amendment”).

In the Second Amendment, the Fund has responded to the Staff’s review, including accounting review, as well as updated its interim financial statements to include the period ended June 30, 2010.  Accordingly, there are numerous conforming changes throughout the Second Amendment to reflect the updated financial information.  Additionally, we added additional disclosure about the backgrounds of the Fund’s directors, based upon the language contained in the Statement of Additional Information, in the Prospectus.  Finally, the Fund has filed updated several exhibits to the Registration Statement which reflect comments from one state securities authority, as well as the Financial Industry Regulatory Authority.

Each comment from the Staff has been included in this letter below for your reference, and the Fund’s response is presented below each comment.

Cover Page

Comment 1:	On July 2, 2010, the Commission accounting staff indicated that the “Net proceeds to us” column in the pricing table needs to be corrected.
Response:	We have corrected the numbers in that column in the Second Amendment. We also

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note that we corrected a typographical error in footnote (2) to the pricing table.
Comment 2:	On July 6, 2010, the Commission staff indicated the Fund should correct the typographical error in footnote (1) to the pricing table.
Response:	We have made that correction in the Second Amendment.
The Offering

Comment:
On July 6, 2010, the Commission staff requested that the Fund clarify whether any officers or directors are selling Common Units they presently own and if not, to clarify that only the Fund is issuing equity in the offering.

Response:	We have made that clarification in the Second Amendment.
Fees and Expenses

Comment 1:	On July 2, 2010, the Commission accounting staff questioned whether the $500,000 amount in footnote (3) should be $400,000.
Response:	We have made that correction in the Second Amendment.
Comment 2:
On July 2, 2010, as well as in follow up discussions, the Commission accounting staff asked if the Fund will invest in any “Acquired Funds” (as defined in Form N-2), and requested that the Fund either add a new acquired fund fee line to the fee table or explain in a footnote.

Response:	We have made that correction in the Second Amendment by adding an acquired fund fees and expenses line item.
Comment 3:	On July 6, 2010, the Commission staff indicated the Fund should correct the typographical error in footnote (2) to the fee table.
Response:	We have made that correction in the Second Amendment.
Comment 4:	On July 9, 2010, the Commission staff indicated the Fund should clarify whether short term investments are within the Fund’s investment objective.
Response:
We have added disclosure in that footnote (and in conforming locations elsewhere in the Second Amendment) to explain that while the stated short term investments are within the Fund’s investment objective, the Fund will not pay an incentive fee on income derived from such sources.

Comment 5:
On July 16, 2010, the Commission accounting staff indicated the Fund should modify footnote (4) to the fees and expenses table to clarify that the base management fee could be higher if the Fund borrowed.

Response:	We have clarified the disclosure.
Comment 6:	On July 16, 2010, the Commission accounting staff requested that the Fund clarify in footnote (5) to the fees and expenses table why no amount for incentive fees are included in the table.
Response:	We have clarified the disclosure.

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Expense Example

Comment 1:	On July 2, 2010, the Commission accounting staff requested that the Fund review the expense example numbers and revise if necessary.
Response:	We have updated those numbers in the Second Amendment.
Comment 2:	On July 9, 2010, the Commission staff requested that the Fund emphasize that the expense example assumes no incentive fees are paid to the investment adviser.
Response:	We have made that change in the Second Amendment.
Capitalization

Comment:	On July 14, 2010, the Commission accounting staff indicated that the Fund should review and restate the information in the capitalization table.
Response:	We have updated the capitalization table.
Capitalization

Comment:	On July 2, 2010, the Commission accounting staff requested that the Fund provide a breakdown of the calculations used in the dilution examples and revise numbers as necessary.
Response:	We have updated the dilution examples and note such updates include inclusion of the Fund’s June 30, 2010 interim financial statements.
Notes to Financial Statements

Comment:
On July 2, 2010, the Commission accounting staff requested that the Fund revise the note disclosure regarding the contributions made by ICO to clarify that ICO did not directly pay for the Fund’s organizational and offering costs, but rather it was the Fund which paid such expenses.

Response:	We have made that change in multiple places throughout the Second Amendment.

We further advise that the Fund made the following changes in the Second Amendment in response to comments received from a state in which the Registration Statement was filed:

●
On the cover page pricing table, footnote 1 (and elsewhere in the Second Amendment for conformity), the Fund clarified that the reduced selling commission paid by the Fund would apply to purchasers who had been members of a “State Association” at least 60 days prior to the commencement of the offering.

●	In the risk factor headed “Our Adviser has not experience organizing or managing a BDC” the Fund has added discussion of the risk that the Adviser may not be able to retain sufficient staff.

●	Under “Plan of Distribution,” the Fund has clarified that the suitability standards also apply to purchasers residing in Nebraska, and that the Fund’s officers and directors are not precluded from

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purchasing Common Units in the offering, including during the period before the minimum amount to break escrow is sold.

At the request of the Commission, the Fund acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at the number above should you have any questions or concerns.  As discussed with the Staff, the Fund intends to immediately seek effectiveness of the Registration Statement.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

DAP